Exhibit 2.1

DESCRIPTION OF SECURITIES REGISTERED

UNDER SECTION 12 OF THE U.S. SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

As of December 31, 2025, the registrant had the following series of securities registered pursuant to Section 12 of the U.S. Securities Exchange Act of 1934, as amended:

Title of Each Class	Trading Symbol	Name of Each Exchange on which Registered
Class A common shares, par value €0.01 per share	JBS	New York Stock Exchange

Capitalized terms used but not defined herein have the meanings given to them in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, or the annual report, to which this Exhibit 2.1 is an exhibit.

Description of Common Shares

Below is a brief summary of certain significant provisions of our articles of association and the applicable Dutch law. This description does not purport to be complete and is qualified by reference to our articles of association (an English translation of which is attached as Exhibit 1.1 to the annual report) and applicable Dutch law.

Share Capital

Our share capital consists of the: (1) Class A common shares, with a par value of €0.01 per share (“Class A Common Shares”): (2) Class B common shares, with a par value of €0.10 per share (“Class B Common Shares” and, together with the Class A Common Shares, the “Common Shares”); and (3) conversion shares, with a par value of €0.09 per share (“Conversion Shares”, and, together with the Common Shares, the “Shares”).

Our articles of association provide for an authorized share capital in the amount of €152,700,000.90, consisting of 3,470,000,000 Class A Common Shares, 1,180,000,000 Class B Common Shares and 10 Conversion Shares.

As of December 31, 2025, our issued share capital was €38,166,268.14, consisting of 868,204,144 Class A Common Shares and 294,842,267 Class B Common Shares.

As a matter of Dutch law, the voting right of each class of Shares is proportionate to its respective par value such that each Class A Common Share confers the right to cast one vote at a general meeting of shareholders, each Class B Common Share confers the right to cast ten votes at a general meeting of shareholders and each Conversion Share confers the right to cast nine votes at a general meeting of shareholders. See the section captioned “—General Meetings and Voting Rights” for a further description on voting rights. The Class A Common Shares carry the same economic rights as the Class B Common Shares with respect to dividends and liquidation rights, each as described further below under the sections captioned “—Dividend Rights” and “—Dissolution and Liquidation; Legal Merger and Demerger”. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Common Shares and Our BDRs—The dual-class structure of our Common Shares has the effect of concentrating voting control with the holders of our Class B Common Shares and limiting our other shareholders’ ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Common Shares may view as beneficial” for a description of certain risks relating to the dual-class structure, including among other things, our ultimate controlling shareholders being able to control significant corporate activities that require a resolution by shareholders at a general meeting of shareholders including issuances of Shares or designating our board of directors to issue Shares.

Shares shall be issued pursuant to a resolution of the general meeting of shareholders, or pursuant to a resolution of the board of directors if by resolution of the general meeting of shareholders, the board of directors has been authorized to issue shares. If the board of directors is authorized by the general meeting of shareholders to issue shares and limit or exclude pre-emptive rights of shareholders, this enables us to offer newly issued shares to investors free of pre-emptive rights without requiring general meeting approval. Under Dutch law, such authorizations may not exceed a period of five years, but may be renewed by a resolution of the general meeting of shareholders for subsequent five-year periods at any time.

Pursuant to the articles of association, Shares are not subject to transfer restrictions.

Shares are registered shares represented by an entry in our shareholders’ register. Our Class A Common Shares are listed on the NYSE. Beneficial interests in our Class A Common Shares that are traded on the NYSE are held through the electronic book-entry system provided by DTC. The Class B Common Shares and Conversion Shares are not, and we do not expect that they will be, listed on a stock exchange.

Under Dutch law, shareholders are in principle entitled to pursue their own interests. However, the Dutch Civil Code provides that shareholders shall act in relation to us and our corporate bodies as well as their fellow shareholders in keeping with the principles of reasonableness and fairness. The Dutch Corporate Governance Code adds that this includes the willingness to engage in a dialogue with us and our other shareholders. The foregoing means that an individual shareholder or a group of shareholders (such as our ultimate controlling shareholders, through LuxCo) may not in all circumstances be able to exercise their shareholder rights to the fullest extent. For example, if our ultimate controlling shareholders (through LuxCo) were to exercise their shareholder rights (including, without limitation, their voting rights) in breach of these principles of reasonableness and fairness, it may result in our company and/or other (non-controlling) shareholders successfully opposing to such exercise and may, in extraordinary circumstances, expose our ultimate controlling shareholders (through LuxCo) to liability towards us and/or our other (non-controlling) shareholders for damages incurred.

Conversion

Class B Common Shares into Class A Common Shares

A holder of Class B Common Shares may at all times provide our board of directors with a conversion request requesting conversion of one or more of its Class B Common Shares. A conversion request must at least include (i) the number of Class B Common Shares to which the request relates, (ii) an irrevocable and unconditional power of attorney from the shareholder requesting conversion to us, with full power of substitution and governed by Dutch law, to offer and transfer the Conversion Shares resulting from the conversion to us against no consideration (om niet), and (iii) if (part of) the Class B Common Shares to which the request pertains are encumbered with any usufruct, right of pledge, attachment or other encumbrance, include a release in advance of the encumbrance that may vest on any Conversion Shares resulting from the conversion of Class B Common Shares.

After receipt of a request for conversion of Class B Common Shares into Class A Common Shares and Conversion Shares duly completed and signed to the satisfaction of our board of directors: (i) the board of directors shall resolve to convert the number of Class B Common Shares to which the conversion request relates into Class A Common Shares and Conversion Shares, whereby each Class B Common Share is converted into one Class A Common Share and one Conversion Share and (ii) the requesting shareholder shall be obliged to offer and transfer the Conversion Shares to us for no consideration (om niet).

Class B Common Shares shall automatically convert into Class A Common Shares and Conversion Shares in the same ratio referred above, as of the transfer of Class B Common Shares upon the enforcement of a security interest over such Class B Common Shares (including, but not limited to, a right of pledge). The date on which a Class B Common Share shall automatically convert into a Class A Common Share and a Conversion Share is (i) if we are a party to the deed of transfer whereby the Class B Common Share is transferred upon enforcement of a security interest over such Class B Common Share, the date of such deed or (ii) if we are not a party to the deed of transfer whereby the Class B Common Share is transferred upon enforcement of a security interest over such Class B Common Share, the date of service of notice of such deed, a true copy of such deed or an extract of such deed to us.

The Conversion Shares are introduced to facilitate a 1:1 conversion of Class B Common Shares into Class A Common Shares under Dutch law. A 1:1 conversion of Class B Common Shares into Class A Common Shares would result in a capital reduction as the nominal value of the Class B Common Shares is higher than the nominal value of the Class A Common Shares. A capital reduction under Dutch law requires a resolution by our general meeting of shareholders, adopted by a two/third majority if less than half of the issued capital is present or represented at the meeting. In addition, (minutes of) the resolution on the capital reduction will need to be deposited with the Dutch trade register and such is to be announced in a Dutch daily newspaper. Following the aforementioned announcement, a two-month opposition period will commence during which creditors may file an opposition to the capital reduction with the relevant Dutch court, requesting security for their claim. The resolution to reduce our share capital will not be effective until the opposition period has ended and, if opposition has been filed timely, upon the withdrawal of the opposition or upon an order setting aside the opposition becoming enforceable. By converting each Class B Common Share, with a nominal value of €0.10, into one Class A Common Share, with a nominal value of €0.01, and one Conversion Share with a nominal value of €0.09, a conversion of Class B Common Shares will not result in a capital reduction.

If a Conversion Share is held by anyone other than us (the “Transferor”), such Transferor shall be obliged to offer and transfer such Conversion Shares to us unencumbered and for no consideration. If and for as long as the Transferor fails to offer and transfer the relevant Conversion Shares to us, the voting rights, meeting rights and rights to receive distributions attached to the relevant Conversion Shares are suspended. As such, a Transferor will not be entitled to vote on the Conversion Shares, to attend and address the general meeting, nor to receive dividends on these shares. If the Transferor fails to offer and transfer the relevant Conversion Shares to us within 30 days after the conversion date, we are irrevocably empowered and authorized to offer and transfer the relevant Conversion Shares to us until such transaction occurs. We expect to periodically cancel the Conversion Shares held in treasury by us. No votes may be cast on Conversion Shares held by us or a subsidiary. For more information on the dividend rights of Conversion Shares, see the section “—Dividend Rights” below.

The end result of the conversion of Class B Common Shares and subsequent transfer to us of Conversion Shares is that a shareholder will hold one Class A Common Share for each Class B Common Share it held at the time of conversion.

Notwithstanding the conversion mechanics described above, we shall not proceed with the acquisition of Conversion Shares after receipt of a conversion request (as set out above) to the extent it would not be allowed to acquire such shares under Dutch law. In such event, our board of directors shall propose to our general meeting of shareholders that the requisite number of Shares held in treasury be cancelled in order to allow again for the acquisition of Conversion Shares.

Upon the conversion of Class B Common Shares into Class A Common Shares and Conversion Shares, our authorized share capital shall decrease with the number of Class B Common Shares so converted and shall increase with the number of Class A Common Shares and Conversion Shares into which such Class B Common Shares are converted.

Pursuant to our articles of association, each holder of Class B Common Shares can convert any number of Class B Common Shares held by such shareholder into Class A Common Shares and Conversion Shares as described above.

Class A Common Shares into Class B Common Shares

Except during a period starting on the first trading day of our Class A Common Shares on the NYSE and ending on December 31, 2026 (the “Class A Conversion Period”), holders of Class A Common Shares will not be able to request to convert their Class A Common Shares into Class B Common Shares.

During the Class A Conversion Period, if you are an Eligible Shareholder, you may request, after receiving the underlying Class A Common Shares (having, if needed, first cancelled its relevant BDRs), to convert all or a portion of your Class A Common Shares into Class B Common Shares, at a ratio of one Class B Common Share for each Class A Common Share held. The maximum number of Class A Common Shares which an Eligible Shareholder may request to convert into Class B Common Shares, which we refer to as the Maximum Convertible Shares, equals, in the case of a former shareholder of JBS S.A., the number of BDRs to which such Eligible Shareholder was entitled at the opening of trading of our BDRs on the B3 on the Conversion Record Date (not including any fractional BDRs received as part of the Corporate Restructuring), and, in the case of a former holder of American depositary shares of JBS S.A. (“JBS S.A. ADS Holders”), the number of Class A Common Shares that such Eligible Shareholder was entitled to receive in connection with the Corporate Restructuring.

In order to convert their Class A Common Shares into Class B Common Shares, Eligible Shareholders or LuxCo, as the case may be, must provide a written request to our board of directors (“Class A Conversion Request”) during the Conversion Period. The Class A Conversion Request must:

(1)	indicate the number of Class A Common Shares to which the Class A Conversion Request pertains, provided the maximum number of Class A Common Shares in respect of which an Eligible Shareholder may request conversion equals the number of BDRs to which the Eligible Shareholder was entitled at 10 a.m. São Paulo time on the Conversion Record Date (not including any fractional BDRs received as part of the Corporate Restructuring), and the maximum number of Class A Common Shares which LuxCo may request to convert into Class B Common Shares equals the number of Class A Common Shares held by LuxCo at 10 a.m. São Paulo time on the Conversion Record Date;

(2)	in the case of Eligible Shareholders, if such Eligible Shareholder is not registered in our shareholders’ register, include a confirmation from the requesting shareholder’s broker that such shareholder holds a beneficial interest in the number of Class A Common Shares to which the Class A Conversion Request pertains;

(3)	in the case of Eligible Shareholders (other than former JBS S.A. ADS Holders), include a document issued by Banco Bradesco S.A. as depositary of our BDRs, confirming (i) that such Eligible Shareholder qualifies as Eligible Shareholder and (ii) the number of BDRs held by such Eligible Shareholder at the opening of trading on the Conversion Record Date;

(4)	in the case of Eligible Shareholders who are former JBS S.A. ADS Holders, include proof satisfactory to our board of directors confirming (i) that such Eligible Shareholder qualifies as an Eligible Shareholder and (ii) the number of Class A Common Shares that such Eligible Shareholder received from the depositary bank for the American depositary shares of JBS S.A. (“JBS S.A. ADS Depositary Bank”) in connection with the Corporate Restructuring. Such proof consists of a broker’s statement or statement from the JBS S.A. ADS Depositary Bank showing the number of American depositary shares of JBS S.A. that were surrendered by the former JBS S.A. ADS Holder following the relevant exchange date of such American depositary shares for Class A Common Shares, and the Class A Common Shares beneficially held by the former JBS S.A. ADS Holder upon surrendering their American depositary shares of JBS S.A.; and

(5)	include an undertaking by the requesting shareholder to not transfer the Class A Common Shares to which the Class A Conversion Request pertains, from the date on which the Class A Conversion Request is provided to the board of directors until (and including) the day on which the Class A Common Shares to which the Class A Conversion Request pertains are converted into Class B Common Shares.

Except with respect to conversion requests submitted during the fourth quarter of 2026 (the “Last Conversion Quarter”), the maximum number of Class A Common Shares held by an Eligible Shareholder that may be converted into Class B Common Shares will be limited to the Maximum Conversion Rate of 55% of such Eligible Shareholder’s maximum convertible shares. During the Class A Conversion Period, our board of directors will resolve on any conversion requests within 15 business days after the end of each fiscal quarter for any such requests received from Eligible Shareholders during such quarter, provided such requests are deemed satisfactory to the board of directors. With respect to the Last Conversion Quarter, the Maximum Conversion Rate will not apply, but if the aggregate number of Class A Common Shares in respect of which our board of directors has received one or more conversion requests during the entire Class A Conversion Period which it deems satisfactory would, if all our Class A Common Shares to which such conversion request(s) pertain(s) would be converted into Class B Common Shares, cause the our free float percentage on December 31, 2026 to fall below the Minimum Free Float of 20%, the number of Class A Common Shares to which each such conversion request received during the Last Conversion Quarter pertains shall be reduced on a pro rata basis so that the aggregate number of Class A Common Shares converted into Class B Common Shares does not result in our free float percentage on December 31, 2026 to fall below the Minimum Free Float. The Maximum Conversion Rate and the Minimum Free Float are intended to maintain a minimum number of Class A Common Shares outstanding in order to improve the liquidity of the Class A Common Shares that will trade on the NYSE.

For every successful conversion request made, our board of directors will resolve to: (1) convert the aggregate number of Class A Common Shares in respect of which they have received, during the Class A Conversion Period, one or more Class A Conversion Requests satisfactory to them into Class B Common Shares at a ratio of one Class B Common Share for each Class A Common Share, subject to the Maximum Conversion Rate and the Minimum Free Float requirement; and (2) pay up the difference between the aggregate nominal value of the Class A Common Shares to which the Class A Conversion Requests pertain (taking into consideration the Maximum Conversion Rate and the Minimum Free Float requirement) and the aggregate nominal value of the Class B Common Shares into which the Class A Common Shares are converted at the charge of the general share premium reserve maintained by us.

In addition, during the Class A Conversion Period, our ultimate controlling shareholders (through LuxCo) may request to convert all or a portion of the Class A Common Shares held by LuxCo at 10 a.m. São Paulo time on the Conversion Record Date into Class B Common Shares at the same ratio of one Class B Common Share for each Class A Common Share held. The maximum number of Class A Common Shares which LuxCo may request to convert into Class B Common Shares equals the number of Class A Common Shares held by LuxCo at 10 a.m. São Paulo time on the Conversion Record Date. For the avoidance of doubt, the Maximum Conversion Rate and the Minimum Free Float will not be applicable to conversion requests made by LuxCo, which will be entitled at any time during the Class A Conversion Period to request to convert all or a portion of the Class A Common Shares held by it on the Conversion Record Date into Class B Common Shares, since the Class A Common Shares held by LuxCo will be subject to transfer restrictions and may be excluded from the calculation of “publicly-held shares” under the NYSE’s listing requirements for so long as LuxCo is considered an “affiliate” of JBS N.V., as that term is generally interpreted for U.S. federal securities law purposes.

In the case of Class A Conversion Request(s) received from LuxCo, for every successful conversion request made, our board of directors will, within 15 business days after receiving such request, resolve to: (1) convert the aggregate number of Class A Common Shares in respect of which they have received such request satisfactory to them into Class B Common Shares at a ratio of one Class B Common Share for each Class A Common Share; and (2) pay up the difference between the aggregate nominal value of the Class A Common Shares to which such requests pertain and the aggregate nominal value of the Class B Common Shares into which the Class A Common Shares are converted at the charge of the general share premium reserve maintained by us.

Once our board of directors resolves on the conversions described above, we will instruct our registrar and transfer agent to register the Class B Common Shares on their books. Any and all Class A Common Shares not converted into Class B Common Shares by the Eligible Shareholders and/or LuxCo during the Class A Conversion Period will be retained as such by such Eligible Shareholder and/or LuxCo, as the case may be.

Upon the conversion of Class A Common Shares into Class B Common Shares, our authorized share capital shall decrease with the number of Class A Common Shares so converted and shall increase with the number of Class B Common Shares into which such Class A Common Shares are converted.

Following the Class A Conversion Period, Class A Common Shares will no longer be convertible into Class B Common Shares, but Class B Common Shares will remain convertible into Class A Common Shares and Conversion Shares upon (i) a resolution by our board of directors following delivery of a conversion request to the board of directors, or (ii) automatically as of the transfer of a Class B Common Share upon the enforcement of a security interest over such Class B Common Share (including, but not limited to, a right of pledge). The Conversion Shares are introduced to facilitate a 1:1 conversion of Class B Common Shares into Class A Common Shares under Dutch law. For more information about the conversion of Class B Common Shares into Class A Common Shares, see “—Class B Common Shares into Class A Common Shares” above.

Directors

Set forth below is a summary description of the material provisions of our articles of association relating to our board of directors. The summary does not restate our articles of association in their entirety.

Under our articles of association, directors are appointed by the general meeting of shareholders to serve on our board of directors for a term of approximately one year, which period shall end immediately after the annual general meeting of shareholders that will be held in the calendar year after the date of his appointment. A director may be reappointed, with due observance of the provision in the previous sentence.

We have a one-tier board structure, comprising both executive directors having responsibility for the day-to-day management and non-executive directors having the task to supervise (i) the executive director's policy and performance of duties and (ii) the JBS N.V.'s general affairs and its business. The number of directors shall be determined by our board of directors. The directors shall be appointed as such by our general meeting of shareholders. The board of directors may nominate one or more candidates for each vacancy. The nomination by the board of directors will state whether a person is nominated for appointment as executive director or non-executive director. At the nomination of the board of directors, the general meeting of shareholders shall appoint one of the non-executive directors as chairman of the board of directors.

If the chairman of the board of directors is not independent within the meaning of the Dutch Corporate Governance Code, the board of directors may designate an independent non-executive director as the “Lead Independent Director.” The Lead Independent Director shall, among other duties, deputize for the chairman in their absence, act as a liaison between the independent non-executive directors and the chairman and chief executive officer, provides feedback to the board of directors on the independent non-executive directors’ collective views on the management, leadership and effectiveness of the board of directors, ensure effective communications with shareholders and other stakeholders, attending meetings where necessary, in order to understand their issues and concerns; and is available to shareholders should they wish to share their views with the board of directors, other than through the chairman or the global chief executive officer.

The task to supervise the performance by the directors of their duties can only be performed by the non-executive directors. Tasks that are not allocated fall within the power of the board of directors as a whole. Regardless of an allocation of tasks, all directors remain collectively responsible for our proper management and strategy (including supervision thereof in case of non-executive directors).

In the performance of their tasks, the directors shall be guided by the interests of our company and the enterprise connected with us. Under Dutch law the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The interest of the company is usually determined primarily by promoting the continued success of the enterprise affiliated to the company.

The board of directors, in conjunction with the nominating committee, shall conduct an annual review of the global chief executive officer’s performance to ensure that the global chief executive officer is providing the best leadership for us in the long- and short-term. The evaluation should be based on objective criteria including performance of the business, accomplishment of long-term strategic objectives, the handling of extraordinary events and development of management. The criteria should ensure that the global chief executive officer’s interests are aligned with the long-term interests of our shareholders and other stakeholders. The evaluation shall be used by the compensation committee and the non-executive directors in the course of their deliberations when considering the remuneration of the global chief executive officer.

We have a policy in respect of the remuneration of the board of directors. With due observation of the remuneration policy, the board of directors may determine the remuneration for the directors in respect of the performance of their duties and taking into account their skills, competencies, experience and the scope of their position, provided that executive directors do not participate in the deliberations and decision-making regarding the determination of the remuneration of executive directors.

Liability to Further Capital Calls

All of the issued and outstanding Shares are fully paid and non-assessable.

Additional Issuances and Pre-Emptive Rights

Issuance of Shares. The general meeting of shareholders has the authority to resolve on any issuance of Shares. The general meeting of shareholders may also delegate this authority to the board of directors. The foregoing also applies to the granting of rights to subscribe for Shares, such as options, but does not apply to the issue of Shares to a person exercising a previously acquired right to subscribe for Shares. The designation granted pursuant to the aforesaid authorization must determine the number and class of shares that may be issued. The delegation may from time to time be extended for a period not exceeding five years. A resolution by the general meeting of shareholders to issue shares or designate the board of directors to issue shares requires a prior or simultaneous approval by each group of holders of a class of common shares whose rights are affected by the issuance or designation.

Pre-Emptive Rights. Under Dutch law and the articles of association, each shareholder has a pre-emptive right in proportion to the aggregate amount of its Class A Common Shares and Class B Common Shares upon the issuance of Class A Common Shares and Class B Common Shares (or the granting of rights to subscribe for Class A Common Shares and Class B Common Shares). No pre-emptive rights shall apply in respect of any issuance of Conversion Shares. This pre-emptive right does not apply to: (1) shares issued to employees of JBS N.V. or a group company of JBS N.V. as referred to in Section 2:24b Dutch Civil Code, (2) shares that are issued against payment other than in cash; and (3) shares issued to a person exercising a previously granted right to subscribe for shares.

The general meeting of shareholders may resolve to limit or exclude pre-emptive rights. If the general meeting of shareholders has designated this authority to the board of directors for a period not exceeding five years, the board of directors may limit or exclude pre-emptive rights, but only if the board of directors has also been designated the authority to issue shares. If less than 50% of our issued capital is represented at a general meeting of shareholders, a majority of at least two-thirds of the votes cast shall be required for a resolution of the general meeting of shareholders to limit or exclude pre-emptive rights or to designate this authority to the board of directors.

Subject to Section 2:96a of the Dutch Civil Code, when adopting a resolution to issue new shares, the general meeting of shareholders or the board of directors may determine how and during which period pre-emptive rights may be exercised.

Any issuance of Shares or grant of rights to subscribe for Shares and/or any limitation or exclusion of pre-emptive rights in respect of such issuance or grant, whether resolved upon by the general meeting of shareholders or by the board of directors, as applicable, shall be made with due observance of the applicable statutory provisions and the provisions included in the articles of association (including, without limitation, the principles of reasonableness and fairness as described above). The foregoing, for example, means that an issuance of Class A Common Shares to one shareholder or a specific group of shareholders (such as our ultimate controlling shareholders, through LuxCo) against an issue price at a discount to the trading price may not in all circumstances be effected due to such transaction not being in the corporate interest and/or it constituting a breach of the principles of reasonableness and fairness as described above.

Repurchase of Shares

We may acquire our own fully paid-up shares for no consideration (om niet), or subject to certain provisions of Dutch law and the articles of association for consideration, if: (1) our equity less the payment required to make the acquisition does not fall below the sum of called-up and paid-in share capital and any statutory reserves; (2) JBS N.V. would thereafter not hold a pledge over shares or together with its subsidiaries hold shares with an aggregate nominal value exceeding 50% of the issued share capital; and (3) the board of directors has been authorized to do so by the general meeting of shareholders, which authorization may be granted for a period not exceeding 18 months and shall specify the number of shares, the manner in which the shares may be acquired and the price range within which shares may be acquired. The authorization is not required for the acquisition of shares for employees under a scheme applicable to such employees, provided such shares are listed on a stock exchange.

We can, jointly with our subsidiaries, hold shares in our own capital exceeding 10% of our issued capital for no more than three years after acquisition of shares for no consideration or under universal title of succession (or, for such shares that were acquired prior to our conversion into a public limited liability company (naamloze vennootschap), three years following the date of such conversion). Owned shares pledged by us and our subsidiaries are taken into account in this respect. Any shares held by us in excess of the amount permitted shall automatically transfer to the directors jointly at the end of the last day of such three-year period. Each director shall be jointly and severally liable to compensate us for the value of the shares at such time, with interest at the statutory rate thereon from such time. The same applies to the acquisition of shares for employees under a scheme applicable to such employees, provided such shares are listed on a stock exchange and held by us for more than one year after acquisition thereof.

Reduction of Share Capital

The general meeting of shareholders may resolve to cancel shares which are held by us in treasury or to reduce the nominal value of the shares. A resolution to reduce the share capital requires a majority of at least two-thirds of the votes cast at a general meeting of shareholders if less than 50% of the issued capital is present or represented at the meeting. Any proposal for cancellation or reduction of nominal value is subject to general requirements of Dutch law with respect to reduction of share capital.

Transfer of Shares

Common Shares are, in principle, freely transferable.

In accordance with the provisions of Dutch law and our articles of association, the transfer of shares or creation of a right of pledge or right of usufruct thereon requires a deed executed for that purpose and, save in the event JBS N.V. itself is a party to such legal act, written acknowledgement by JBS N.V. of the transfer. Service of notice of the deed or of a certified notarial copy or extract of that deed on JBS N.V. will be the equivalent of such acknowledgement.

Shares that have been entered into the electronic book-entry system will be registered in the name of Cede & Co. as nominee of DTC, and transfer of beneficial entitlements in shares held in the electronic book-entry system will be effected by electronic bookings. The above-mentioned requirements applicable to a transfer of the shares do not apply to the trading of such beneficial entitlements in shares.

Annual Accounts and Independent Auditor

Our financial year will run from January 1 to December 31 of each calendar year. We are required to publish our annual accounts within four months after the end of each financial year. The annual accounts are required to be made available to the public during a period of at least ten years. Annually, within four months after the end of the our financial year, the board of directors shall prepare our annual accounts.

All directors are required to sign the annual accounts and in case the signature of any member is missing, the reason for this must be stated. The annual accounts are to be adopted at the annual general meeting of shareholders, at which meeting the directors may be discharged from liability for performance of their duties with respect to any matter disclosed in the annual accounts for the relevant financial year insofar this appears from the annual accounts. The annual accounts, the board report and independent auditor’s report are made available through our website to the shareholders and other persons with meeting rights for review as from the day of the notice convening the annual general meeting of shareholders.

Dividend Rights

General

The holders of our Class A Common Shares and Class B Common Shares shall be entitled pari passu to distributions, as any and all distributions on our Common Shares shall be made in such a way that on each share an equal amount or value will be distributed provided that and with observance of the following order of priority: (a) in the event of a distribution of profits in respect of a financial year, for each Conversion Share issued and outstanding an amount equal to one percent (1%) of the nominal value of such Conversion Share shall first be added to the dividend reserve maintained for the holders of Conversion Shares, and (b) following such, no further distribution shall be made on Conversion Shares nor shall any profit be added to the dividend reserve maintained for the holders of Conversion Shares, in respect of such financial year. Any determination to pay dividends will be dependent on then-existing conditions, including our financial condition, earnings, legal requirements, including limitations under Dutch law, restrictions in our debt agreements that limit our ability to pay dividends to shareholders and other factors our board of directors deems relevant. For example, pursuant to the Dutch Civil Code, JBS N.V. may only make distributions to its shareholders to the extent its equity exceeds the sum of the paid-up and called-up issued capital plus the reserves as required to be maintained by Dutch law.

For more information about the risks related to our dividend policy and our ability to declare dividends to our shareholders, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Common Shares and Our BDRs—Our ability to make dividend payments is subject to, inter alia, our future financial performance and cash flow position and by limitations under our debt agreements and Dutch law. Investors may not be able to rely on dividends to receive a return on their investment.”

Manner and Time of Dividend Payments

Profit is distributed after the adoption of the annual accounts from which it appears that distribution of such profit is admissible. In other words, JBS N.V. may only make distributions to its shareholders to the extent its equity exceeds the sum of the paid-up and called-up part of the capital plus the reserves as required to be maintained by Dutch law.

Following the adoption of the annual accounts by the general meeting of shareholders, our board of directors may determine which part of the profits shall be reserved, with due observance of JBS N.V.'s policy on reserves and dividends. The general meeting of shareholders may resolve that the part of the profits remaining after reservation shall be distributed as a dividend on the Shares; without such resolution, these profits shall also be reserved. Our board of directors may, without shareholder approval but subject to certain conditions, also resolve to distribute an interim dividend on the Shares, provided that distributions may be made only to the extent the Company's equity exceeds the sum of its paid up and called up part of its issued capital and the reserves which must be maintained pursuant to the law.

Uncollected Dividends

A claim for any dividend declared lapses five years and one day after the date on which those dividends were released for payment. Any dividend that is not collected within this period reverts to us.

Taxation of Dividends

Dividend payments can be subject to withholding tax in the Netherlands. For information about the Dutch tax treatment of dividend payments, see “—E. Taxation— Taxation Related to Our Shares and BDRs—Material Dutch Tax Consequences—Dividend Withholding Tax.”

For information about U.S. federal income issues relating to dividend payments, see “—E. Taxation—Taxation Related to Our Shares and BDRs—Material U.S. Federal Income Tax Consequences—Taxation of Distributions.”

General Meetings and Voting Rights

Annual Meeting. Pursuant to JBS N.V.'s articles of association, an annual general meeting of shareholders must be held within four months after the end of the Company's financial year. The agenda of the annual general meeting of shareholders shall announce, among other things, discussion and adoption of the annual accounts and other proposals brought up for discussion by the board of directors.

General Meeting and Place of Meetings. Other general meetings of shareholders will be held if requested by the board of directors or the chairman, or by the written request (stating the exact subjects to be discussed) of one or more shareholders representing in aggregate at least 10% of our outstanding share capital (taking into account the relevant provisions of Dutch law and our articles of association). General meetings of shareholders will be held in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands.

Convocation Notice and Agenda. General meetings of shareholders can be convened by a notice, specifying the subjects to be discussed, the place and the time of the meeting and admission and participation procedure, issued in accordance with Dutch law. All convocations, announcements, notifications and communications to shareholders and other persons entitled to attend the general meeting of shareholders must be made on our company’s corporate website in accordance with the relevant provisions of Dutch law. The agenda for a general meeting of shareholders may contain the items requested by one or more shareholders representing at least 3% of our outstanding share capital, taking into account the relevant provisions of Dutch law. Requests must be made in writing, including the reasons for adding the relevant item on the agenda, and received by the board of directors at least 60 days before the day of the meeting.

The Dutch Corporate Governance Code provides that, if one or more shareholders intend to request that an item be put on the agenda that may result in a change in our strategy, the board of directors must be given the opportunity to invoke a response time granting a reasonable period not exceeding 180 days to respond to such intention. If invoked, the board of directors must use such response time for further deliberation and constructive consultation, in any event with the shareholder(s) concerned, and shall explore alternatives. At the end of the response time, the board of directors shall report on this consultation and the exploration of alternatives to the general meeting. The response time may be invoked only once for any given general meeting and shall not apply: (a) in respect of a matter for which a response period has been previously invoked; or (b) if a shareholder holds at least 75% of our issued share capital as a consequence of a successful public bid. The response time may also be invoked in response to shareholders or others with meeting rights under Dutch law requesting that a general meeting be convened. See “—Cooling-off Period.”

Admission and Registration. Each shareholder, and each person holding a usufruct or pledge to whom the right to vote on the Shares accrues, shall be authorized to attend a general meeting of shareholders and to address the general meeting of shareholders. Each shareholder entitled to vote, and each person holding a usufruct or pledge to whom the right to vote on the Shares accrues, shall be authorized to exercise its voting rights. The record date of each general meeting of shareholders is the twenty-eighth day prior to the date of the general meeting of shareholders so as to establish which shareholders are entitled to attend and vote at the general meeting of shareholders. Only holders of shares and other persons entitled to vote or attend the general meeting of shareholders at such record date are entitled to attend and vote at the general meeting of shareholders. The convocation notice for the meeting shall state the record date and the manner in which the persons entitled to attend the general meeting of shareholders may register and exercise their rights. Those entitled to attend a general meeting of shareholders may be represented at a general meeting of shareholders by a proxy authorized in writing. The requirement that a proxy must be in written form is also fulfilled when it is recorded electronically. Directors have the right to render their advice at a general meeting of shareholders.

Voting Rights. Each Class A Common Share confers the right to cast one vote at a general meeting of shareholders, and each Class B Common Share confers the right to cast ten votes at a general meeting of shareholders. If and to the extent voting rights are not suspended, each Conversion Share confers the right on the holder to cast nine votes at a general meeting of shareholders. Resolutions are passed by a simple majority of the votes cast, unless Dutch law or our articles of association prescribe a larger majority.

No votes may be cast at a general meeting of shareholders on Shares held by us or our subsidiaries. Also no voting rights may be cast at a general meeting of shareholders in respect of Common Shares for which depositary receipts have been issued that are owned by us or our subsidiaries. Nonetheless, the holders of a right of usufruct or pledge in respect of shares held by us or our subsidiaries in our share capital are not excluded from the right to vote on such shares, if the right of usufruct or pledge was granted prior to the time such shares were acquired by us or our subsidiaries. Neither we nor any of our subsidiaries may cast votes in respect of a share on which we or our subsidiaries hold a right of usufruct or pledge.

Under Dutch law and/or our articles of association, among others the following matters require at least two-thirds of the votes cast at a meeting if less than 50% of the issued share capital is present or represented:

●	a resolution to reduce our issued share capital;

●	a resolution to restrict or exclude rights of pre-emption; or

●	a resolution to authorize the board of directors to restrict or exclude shareholder rights of pre-emption.

Shareholders’ Votes on Certain Transactions. Under Dutch law any important change in the identity or character of our company must be approved by the general meeting of shareholders, including (i) the transfer of our enterprise or practically our entire enterprise to a third party, (ii) the conclusion or cancellation of any long-lasting cooperation by us or our subsidiary with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to us and (iii) the acquisition or disposal by us or our subsidiaries of a participating interest in the capital of a company with a value of at least one-third of the sum of our assets according to the consolidated balance sheet with explanatory notes thereto according to our last adopted annual accounts.

The absence of such approval of the general meeting of shareholders does not affect the authority of the board of directors or directors to represent us.

Amendments to the Articles of Association

The general meeting of shareholders may upon the proposal of the board of directors resolve to amend our articles of association.

Dissolution and Liquidation; Legal Merger and Demerger

The general meeting of shareholders may resolve to dissolve our company at the proposal of the board of directors. In the event of dissolution, we will be liquidated in accordance with Dutch law and the articles of association and the liquidation shall be arranged by the members of the board of directors, unless the general meeting of shareholders appoints other liquidators.

During liquidation, to the extent possible the articles of association shall continue to apply. The Class A Common Shares and Class B Common Shares have equal economic rights at liquidation such that any balance remaining after payment of our debts shall be transferred to the shareholders pro rata in proportion to the number of Class A Common Shares and Class B Common Shares held by each shareholder, provided that and with observance of the following order of priority: an amount equal to the nominal value of a Conversion Share shall first be transferred on each Conversion Share to the holders of the Conversion Shares.

A resolution by the general meeting of shareholders regarding our legal merger or demerger requires a simple majority. If less than half of our issued capital is present or represented at the general meeting of shareholders concerned, a resolution regarding our legal merger or demerger requires a two-thirds majority.

Liability of Directors

Under Dutch law, the management of a company is a joint undertaking and each director can be held jointly and severally liable to JBS N.V. for damages in the event of improper or negligent performance of their duties. An individual director may exempt him- or herself from liability if such director proves that he or she cannot be held liable for serious culpable conduct for the mismanagement and that he or she has not been negligent in seeking to prevent the consequences of the mismanagement. In this regard, a director may refer to the allocation of tasks between the directors. Further, individual directors can be held liable to third parties based on tort, pursuant to certain provisions of the Dutch Civil Code (Burgerlijk Wetboek). In certain circumstances, including in the event of bankruptcy of our company, directors may incur additional specific civil and criminal liabilities. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Exculpation, Insurance and Indemnification of Directors and Officers” for a description of the indemnification provisions in our articles of association.

Squeeze-Out Provisions

Pursuant to article 2:92a of the Dutch Civil Code, a shareholder who (alone or together with its group companies) holds at least 95 percent of the issued share capital of JBS N.V. may institute proceedings against the other shareholders jointly for the transfer of their shares to such majority shareholder. The proceedings are held before the Dutch Enterprise Chamber of the Amsterdam Court of Appeals (the “Enterprise Chamber”) and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure. The Enterprise Chamber may grant the claim for the squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three expert(s) who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares must give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to it. Unless the addresses of all of the minority shareholders are known to the transferee, it must also publish the same in a Dutch daily newspaper with a national circulation. A shareholder can only appeal against the judgment of the Enterprise Chamber before the Dutch Supreme Court.

Cooling-off Period

Pursuant to Dutch law, a statutory cooling-off period of up to 250 days can be invoked by the board of directors, during which our general meeting of shareholders would not be able to dismiss, suspend or appoint members of the board of directors (or amend the provisions in our articles of association governing these matters) unless these matters were proposed by the board of directors. This cooling-off period could be invoked by the board of directors in the event:

●	shareholders, using either their shareholder proposal right or their right to request a general meeting of shareholders, propose an agenda item for our general meeting to dismiss, suspend or appoint a director (or to amend any provision in our articles of association dealing with those matters); or

●	a public offer for JBS N.V. has been announced or made without agreement having been reached with JBS N.V. on such offer,

provided, in each case, that in the opinion of the board of directors such proposal or offer materially conflicts with our interests and business.

The cooling-off period, if invoked, ends upon the earliest of the following events:

●	the expiration of 250 days from:

(a)	in case of shareholders using their right to propose agenda items, the day after the deadline for making such proposal for the next general meeting of shareholders has expired;

(b)	in case of shareholders using their right to request a general meeting of shareholders, the day when they obtain court authorization to do so; or

(c)	in case of a public offer as described above being made without agreement having been reached with JBS N.V. on such offer, the first following day after such offer being made;

●	the day after a public offer without agreement having been reached with JBS N.V. on such offer, having been declared unconditional; or

●	the board of directors deciding to end the cooling-off period earlier.

In addition, one or more shareholders that may (jointly) exercise the shareholder proposal right at the time that the cooling-off period is invoked, may request the Enterprise Chamber for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

●	the board of directors, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have come to the conclusion that the relevant shareholder proposal or hostile offer constituted a material conflict with our interests and business;

●	the board of directors cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making;

●	if other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and are not terminated or suspended at the relevant shareholders’ written request within a reasonable period following the request (i.e., no ‘stacking’ of defensive measures).

During the cooling-off period, if invoked, the board of directors must gather all relevant information necessary for a careful decision-making process. In this context, the board of directors must at least consult with shareholders representing at least 3% of our issued share capital at the time the cooling-off period was invoked and with our works council (if applicable). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication.

Ultimately one week following the last day of the cooling-off period, the board of directors must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our company website. This report must also remain available for inspection by the shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next general meeting of shareholders.

Comparison of Dutch Corporate Law and U.S. Corporate Law

The rights of our shareholders and the relative powers of our board of directors are governed primarily by Dutch corporate law and our articles of association. Because we are a Dutch public limited liability company (naamloze vennootschap), the rights of our shareholders are governed by applicable Dutch law and by our articles of association.

The following is a summary comparison of certain differences between the rights our shareholders have as shareholders under applicable Dutch law, including Book 2 of the Dutch Civil Code, and our articles of association, and the rights of shareholders under the Delaware general corporation law (the “DGCL”), in a corporation incorporated in Delaware. The discussion in this section does not include a description of rights or obligations under the U.S. federal securities laws or NYSE listing requirements or on our governance or other policies. Such rights, obligations or provisions generally apply equally to the Shares.

	JBS N.V.	Delaware Entity
Authorized and Outstanding Capital Stock; Payment on Shares

Under Dutch law, at least 20% of the authorized capital of a (listed) public limited liability company must be issued and at least 25% of the par value of the issued shares (and obligated share capital) must be paid up. The issued and paid-up capital must amount to at least €45,000. Payment on shares in kind is possible. The articles of association include the authorized capital. All of the issued and outstanding Shares are fully paid and non-assessable.

Under Dutch law, the general meeting of shareholders is authorized to issue shares or delegate (by resolution or in the articles of association) such authority to the board of directors.

Under the DGCL, capital stock issued by a Delaware corporation may be paid for in such form and manner as the board of directors determines, such payment to consist of cash, any tangible or intangible property or any benefit to our company, in each case, having a value not less than the par value or stated capital of the shares so issued, as determined by our company’s board of directors.

Under the DGCL, the board of directors, without stockholder approval, may approve the issuance of authorized but unissued shares of common stock.

Delaware corporations generally provide their authorized capital stock in their certificate of incorporation.

Consolidation and Division; Subdivision	Under Dutch law, the general meeting of shareholders may resolve to reduce the issued capital by reducing the nominal value of shares by amending the articles of association or by cancelling shares which our company holds. The issued shares may also be combined into a smaller number of shares or split into a greater number of shares through an amendment of the articles of association.	Under the DGCL, the issued shares of a corporation may be combined into a smaller number of shares or split into a greater number of shares through an amendment to its certificate of incorporation approved by shareholders.

Preemption Rights	Under Dutch law, each shareholder has pre-emptive rights on any issue of shares pro rata to the aggregate nominal value of his shares, except inter alia if shares are issued for a non-cash contribution, if shares are issued to employees or if shares are issued to persons exercising a previously granted right to subscribe for shares. The general meeting of shareholders is in principle authorized to limit or exclude pre-emptive rights or to delegate such authority to the board of directors. The general meeting of shareholders of JBS N.V. can delegate such authority to the board of directors for a period not exceeding five years. No pre-emptive rights shall apply in respect of any issuance of Conversion Shares.	Under the DGCL, shareholders have no pre-emptive rights on any issuances of stock or security convertible into such stock unless, and to the extent, such rights are expressly provided for in the certificate of incorporation.

	JBS N.V.	Delaware Entity
Distributions, Dividends, Repurchases and Redemptions

Distributions / Dividends

JBS N.V. can only make distributions insofar its equity exceeds the aggregate of the paid up and called up part of the issued capital increased with the reserves to be maintained by law. This rule applies to both dividend distributions (out of profit) and distributions of freely distributable reserves (such as share premium).

The board of directors may determine which part of the profits shall be reserved for purposes of a distribution, and the general meeting of shareholders may subsequently resolve to distribute any part of such profits to shareholders as dividend after the adoption of JBS N.V.’s annual accounts demonstrating that such distribution is legally permitted.

From time to time during the course of the year, the board of directors may also make interim distributions or distributions from reserves, without shareholder approval but subject to certain conditions. Such distributions may only be made if there are sufficient freely distributable reserves available based on the (interim) financial statements. The interim financial statements should reflect the financial position of JBS N.V. no earlier than the first day of the third month before the resolution to distribute an interim dividend was made public.

Repurchase

The board of directors may – subject to several capital protection rules – repurchase shares if authorized thereto by the general meeting of shareholders. No authorization of the general meeting of shareholders is required if shares are acquired by JBS N.V. with the intention of transferring such shares to employees of JBS N.V. or any group company of JBS N.V. under an equity compensation plan, provided that such shares are listed on a stock exchange. The general meeting of shareholders of JBS N.V. may each year authorize the board of directors to repurchase shares for a period of 18 months.

Distributions / Dividends

Under the DGCL, a Delaware corporation’s board of directors may declare and pay dividends to the holders of such corporation’s capital stock out of surplus or, if there is no surplus, out of net profits for the year in which the dividend is declared or the immediately preceding fiscal year, or both, provided that such payment would not reduce capital below the amount of capital represented by all classes of outstanding stock having a preference as to the distribution of assets. Dividends may be paid in cash, in shares of such corporation’s capital stock or in other property.

Repurchases / Redemptions

Unless otherwise restricted in a Delaware corporation’s certificate of incorporation and subject to notice requirements under the DGCL, a Delaware corporation may redeem or repurchase its own shares, except that generally it may not redeem or repurchase those shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption or repurchase of such shares. If a Delaware corporation designates and issues shares of a series of preferred stock that are redeemable in accordance with its terms, such terms will govern the redemption of such shares.

Repurchased and redeemed shares may be cancelled or held as treasury shares. Shares that have been repurchased but have not been cancelled may be resold by a corporation for such consideration as the board may determine in its discretion.

Dividends in Shares; Bonus Issues	It is intended that the payment of dividends in U.S. dollars, if declared, will be made in cash. However, JBS N.V. may also declare dividends in another currency, or in kind by issuing new shares or otherwise.	The DGCL does not restrict distributions of capital stock to shareholders in the form of a share dividend.

Lien on Shares, Calls on Shares and Forfeiture of Shares	Upon a subscription for Shares, the nominal amount thereof, and any share premium, must be paid. Shares may only be issued against payment in full of the amount. Insofar as no other form of payment has been agreed, payment on Shares shall be made in cash.	Under the DGCL, a Delaware corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. When the whole of the consideration payable for shares of a corporation has not been paid in full, and the assets of the corporation shall be insufficient to satisfy the claims of creditors, each holder of shares not paid in full shall be bound to pay the unpaid balance due for such shares.

	JBS N.V.	Delaware Entity
Share Certificates	Dutch law allows a public limited liability company to issue bearer shares in the form of share certificates, provided these are kept by a central institute or intermediary within the meaning of article 1 of the Giro Securities Act (Wet Giraal Effectenverkeer). The articles of association of JBS N.V. do not allow the issuance of bearer shares.	The DGCL does not restrict use of physical share certificates or book-entry shares.

Election of Directors	Our executive directors and non-executive directors shall be appointed by the general meeting of shareholders. The board of directors may nominate one or more candidates for each vacancy. The board of directors shall consist of a minimum of seven directors and a maximum of 11 directors. In addition, the number of executive directors and the number of non-executive directors shall be determined by the board of directors, provided that the board of directors shall consist of a minimum of one and a maximum of three executive directors and a minimum of three and a maximum of ten non-executive directors. At the nomination of the board of directors, the general meeting of shareholders shall appoint one of the non-executive directors as chairman of the board of directors.	A Delaware corporation’s directors are elected by shareholders at an annual meeting of shareholders. The board of directors may determine the number of board members who will serve on the board, or such number may be fixed in the certificate of incorporation. The DGCL provides that shareholders of a corporation do not have the right to cumulate their votes in the election of directors unless such right is granted in the certificate of incorporation of the corporation.

Removal of Directors; Vacancies

Suspension / Dismissal

A director may at any time be suspended or dismissed by the general meeting of shareholders by a simple majority vote. An executive director may also be suspended by the board of directors which shall require a simple majority vote by all directors except the executive director whose suspension is the subject of the motion.

Vacancies

In the event of a vacancy, a new director shall be appointed by the JBS N.V. general meeting of shareholders, for which vacancy the board of directors may nominate one or more candidates. The JBS N.V. articles of association provide that in the event of the absence or inability to act of one or more directors, the powers of the board of directors remain intact, provided that in the event of: (i) the absence or inability to act of all executive directors, the non-executive directors shall be temporarily entrusted with the management with the authority to temporarily entrust the management to one or more non-executive directors and/or others, (ii) the absence or inability to act of all directors, non-executive directors, the general meeting of shareholders shall be authorized to temporarily entrust the performance of the duties and the exercise of the authorities of the non-executive Directors to one or more other individuals.

Removal of Directors

Under the DGCL, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows: (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, shareholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Vacancies

Delaware corporations may specify in their certificate of incorporation or bylaws the procedure for addressing board vacancies, which may be filled by the board of directors or by the shareholders at a meeting.

	JBS N.V.	Delaware Entity
Duties of Directors

Under Dutch law, the board of directors, consisting of executive directors and non-executive directors, is responsible for JBS N.V.’s management, the general affairs of the company’s business and the general affairs of its subsidiaries.

It is also charged with determining JBS N.V.’s strategy and outlining its policy. In the performance of their tasks, the directors shall be guided by the interests of JBS N.V. and the enterprise connected with it. Unlike under Delaware law, under Dutch law the corporate interest extends to the interests of all stakeholders, such as shareholders, creditors, employees, customers and suppliers.

The JBS N.V. board of directors may divide its duties among the directors by one or more sets of regulations dealing with such matters as its internal organization, the manner in which decisions are taken, the composition, the duties and organization of committees and any other matters concerning the board of directors, the directors and the board committees.

Under the DGCL, a corporation’s directors are charged with fiduciary duties of care and loyalty. The duty of care requires that directors act in an informed and deliberate manner and inform themselves, prior to making a business decision, of all relevant material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner that the director reasonably believes to be in the best interests of the corporation and its shareholders. A party challenging the propriety of a decision of a board of directors typically bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule,” which presumes that the director acted in accordance with the duties of care and loyalty. If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions. Notwithstanding the foregoing, Delaware courts may subject directors’ conduct to enhanced scrutiny in respect of, among other matters, defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Under the DGCL, a member of the board of directors, or a member of any committee designated by the board of directors, shall, in the performance of such member’s duties, be fully protected in relying in good faith upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation’s officers or employees, or committees of the board of directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

	JBS N.V.	Delaware Entity
Conflicts of Interest of Directors

According to Dutch law, a director shall not take part in the deliberation and decision-making if he or she has a direct or indirect personal interest therein, which is in conflict with the interests of our company and its business. In case all directors have a conflict of interest, the resolutions will be adopted by the general meeting of shareholders, unless the articles of association provide otherwise. The JBS N.V. articles of association provide that if there is a personal conflict of interest in respect of all directors, the decision shall nevertheless be taken by the board of directors, but the board of directors shall record in writing the reasons for the resolution.

If a director does not comply with the provisions on conflicts of interest, the resolution concerned is subject to nullification and the director may be held liable towards our company. This nullification, however, has in general only internal effect and does not affect the external representation.

Under the DGCL, a contract or transaction in which a director has an interest will not be voidable solely for this reason if:

(1)   the material facts with respect to such interested director’s relationship or interest are disclosed or are known to the board of directors, and the board of directors in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors;

(2)   the material facts with respect to such interested director’s relationship or interest are disclosed or are known to the shareholders entitled to vote on such transaction, and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon; or

(3)   the transaction is fair to the corporation as of the time it is authorized, approved or ratified.

The mere fact that an interested director is present and voting on a transaction in which he or she is interested will not itself make the transaction void. Under the DGCL, an interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Indemnification of Officers and Directors

Under Dutch law, indemnification provisions may be included in a company’s articles of association. Pursuant to the JBS N.V. articles of association, current and former directors shall be reimbursed for all expenses (including reasonably incurred and substantiated attorneys’ fees), financial effects of judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, provided he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests or out of his or her mandate, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Any indemnification shall be made only (unless ordered by a court) upon a determination that indemnification of the director or former director is proper under the circumstances because he or she had met the applicable standard of conduct set.

A director or former director shall not be entitled to any indemnification, if and to the extent: (a) Dutch law would not permit such indemnification; (b) a Dutch court, a judicial tribunal or, in case of an arbitration, an arbitrator has established by final judgment that is not open to challenge or appeal, that the acts or omissions of the director or former director can be considered intentional, fraudulent, grossly negligent, willfully reckless, seriously culpable, or willful misconduct on the part of such director, unless this would in the given circumstances be unacceptable according to the standards of reasonableness and fairness; (c) the costs or the decrease in assets of the director are covered by an insurance and the insurer started payment of the costs or the decrease in assets; or (d) JBS N.V. brought the procedure in question before a court.

Under the DGCL, a corporation has the power to indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is serving at the request of the corporation as a director, officer, employee or agent of another corporation against expenses actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. However, no indemnification will be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the Delaware court or the court in which such action or suit was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

The DGCL allows a corporation to purchase and maintain insurance on behalf of any person eligible for indemnification against any liability asserted against such person and incurred by such person in any capacity, or arising out of such person’s status, whether or not the corporation would have the power to indemnify such person against such liability.

	JBS N.V.	Delaware Entity
Limitation on Director Liability

Under Dutch law, directors may be held liable for damages in the event of improper or negligent performance of their duties. They may be held jointly and severally liable for damages to our company for infringement of the articles of association or of certain provisions of the Dutch Civil Code. In certain circumstances, they may also incur additional specific civil and criminal liabilities.

The JBS N.V. board of directors will be insured under an insurance policy taken out by us against damages resulting from their conduct when acting in the capacities as a member of the board of directors.

Under the DGCL, the certificate of incorporation may eliminate or limit the liability of a director for monetary damages for breach of his fiduciary duties as a director, provided that it does not eliminate or limit the liability of a director:

●    for any breach of the director’s duty of loyalty to the corporation or its shareholders;

●    for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

●    under Section 174 of the DGCL (i.e., unlawful payment of dividends or unlawful purchase or redemption of shares); or

●    for any transaction from which the director derived an improper personal benefit.

Annual Meetings of Shareholders

Under Dutch law, public limited liability companies are required to hold at least one physical meeting each year. This annual general meeting must take place within six months from the end of the preceding financial year.

The general meeting of shareholders of JBS N.V. shall be held in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands.

A subject for discussion at the general meeting that has been requested in writing by one or more shareholders who individually or jointly represent at least three percent of our company’s issued share capital shall be included in the notice of the general meeting, provided that our company has received the request no later than 60 days before the day of the meeting.

The DGCL provides that if a corporation has not held its annual meeting of shareholders for a period of 30 days after the date designated, or if no date has been designated, for a period of 13 months after its last annual meeting, a court may summarily order a meeting to be held upon the application of any shareholder or director.

The bylaws of a Delaware corporation generally provide for procedure for the determination of the date, time and place of the annual meeting of shareholders. The content of the meeting is dictated by the board of directors and included in the notice of a meeting. The bylaws also generally include advance notice provisions, which provide a means for a shareholder to raise a proposal at a meeting, and may further provide for proxy access, which enables a shareholder to include a proposal in the notice and proxy statement for a meeting.

Calling Special Meetings of Shareholders	Other general meetings of shareholders will be held if requested by the board of directors or the chairman, or by written request of one or more shareholders representing in aggregate at least 10% of our outstanding share capital.	Under the DGCL, special meetings of shareholders may be called by the board of directors and by such other person or persons authorized to do so by the corporation’s certificate of incorporation or bylaws.

	JBS N.V.	Delaware Entity
Notice Provisions	The convocation notice of the general meeting of shareholders of JBS N.V. shall state the items to be dealt with, the items to be discussed and which items to be voted on, the place and time of the meeting, the procedure for participating at the meeting whether or not by written proxy-holder, the address of the website of JBS N.V. and, if applicable, the procedure for participating at the meeting and exercising one’s right to vote by electronic means of communication. The notice of the meeting shall also state the record date and the manner in which the persons entitled to attend or vote at a meeting may procure their registration and exercise their rights.	Under the DGCL, without limiting the manner by which notice otherwise may be given effectively to shareholders, any notice to shareholders given by a corporation under any provision of the DGCL, its certificate of incorporation or its bylaws may be given in writing directed to the shareholder’s mailing address (or by electronic transmission directed to the shareholder’s electronic mail address, as applicable) as it appears on the records of the corporation.

Quorum at Shareholder Meetings	Pursuant to Dutch law, the validity of a resolution of the general meeting of shareholders is not dependent on the question which part of the share capital is represented at such meeting, unless Dutch law or the articles of association describes otherwise.	Under the DGCL, and as typically provided for in certificates of incorporation or bylaws, the presence in person or by proxy of the holders of a majority of the shares entitled to vote shall constitute a quorum at any meeting of shareholders, unless otherwise specified in the certificate of incorporation or bylaws. In no event will a quorum consist of less than one third of the shares entitled to vote at a meeting.

Voting Rights	Each Class A Common Share confers the right to cast one vote at a general meeting of shareholders and each Class B Common Share confers the right to cast ten votes at a general meeting of shareholders of JBS N.V. If and to the extent voting rights are not suspended, each Conversion Share confers the right on the holder to cast nine votes at a general meeting of shareholders of JBS N.V. Resolutions are passed by a simple majority of the votes cast, unless Dutch law or the articles of association of JBS N.V. prescribe a larger majority.	Under the DGCL, each shareholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise.

Shareholder Action by Written Consent	The JBS N.V. articles of association do not provide that resolutions of the general meeting of shareholders can be adopted by written consent. However, for as long as Class B Common Shares or Conversion Shares, as applicable, are not admitted to listing and trading on a stock exchange with cooperation of JBS N.V., resolutions of the meeting of holders of Class B Common Shares or holders of Conversion Shares, as applicable, may be adopted in writing without holding a meeting provided such resolutions are adopted by the unanimous vote of all holders of Class B Common Shares or Conversion Shares, as applicable.	Under the DGCL, shareholders may, unless the certificate of incorporation otherwise provides, act by written consent with the minimum number of votes that would be needed to approve such a matter at an annual or special meeting of shareholders.

Shareholder Suits	Under Dutch law, in the event that a third party is liable to JBS N.V., only JBS N.V. itself can bring civil action against that party. Shareholders of JBS N.V. do not have the right to bring an action on behalf of JBS N.V. Only in the event that the cause for the liability of a third party to JBS N.V. also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. See the section entitled “—Enforcement of Civil Liabilities Against Foreign Persons” below.	Generally, Delaware corporations may be sued under federal securities law, and under the DGCL, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. Generally, a person may institute and maintain such a suit only if such person was a shareholder at the time of the transaction that is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law.

	JBS N.V.	Delaware Entity
Inspection of Books and Records

Under Dutch law, the board of directors is required to provide the general meeting of shareholders in good time with all information that a shareholder requires during a general meeting of shareholders, unless this would be contrary to an overriding interest of our company. If the board invokes an overriding interest, it must give reasons.

On application by a shareholder or a pledgee or usufructuary of Shares, the board of directors shall furnish an extract from the shareholders’ register, free of charge, insofar as it relates to the applicant’s right in respect of a share.

Under the DGCL, a shareholder or his or her agent has a right to inspect the corporation’s ledger, a list of all of its shareholders and its other books and records during the usual hours of business upon written demand stating his or her purpose (which must be reasonably related to such person’s interest as a shareholder). If the corporation refuses to permit such inspection or fails to reply to the request within five business days after the demand, the shareholder may apply to a Delaware court for an order to compel such inspection.

Disclosure of Interests in Shares	Under Dutch law, each shareholder of a company admitted to listing and trading on an EU regulated market who holds a substantial holding in that company should forthwith notify the competent authority of such substantial holding. Substantial holding means the holding of at least 3% of the shares or the ability to vote on at least 3% of the voting rights of such shares. Because the Shares will not be admitted to listing and trading on an EU regulated market, these (EU-regulated) disclosure provisions do not apply.	Although the DGCL requires Delaware corporations to maintain a list of registered stockholders and record transfers of registered shares, there is no requirement under the DGCL for shareholders to provide notifications of their share ownership. Such notification requirements are governed by the U.S. federal securities laws.

Shareholder Approval of Transaction(s)	Under Dutch law, any important change in the identity or character of JBS N.V. must be approved by the general meeting of shareholders, including: (i) the transfer of the enterprise of JBS N.V. or practically the entire enterprise of JBS N.V. to a third party; (ii) the conclusion or cancellation of any long-lasting cooperation by JBS N.V. or its subsidiary with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to JBS N.V.; and (iii) the acquisition or disposal by JBS N.V. or a subsidiary of a participating interest in the capital of a company with a value of at least one-third of the sum of our assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of JBS N.V. The absence of any such approval of the general meeting of shareholders does not affect the authority of the board of directors or directors to represent JBS N.V.

Under the DGCL, in general, the affirmative vote of a majority of the outstanding voting power of a corporation entitled to vote on the matter is required to amend the certificate of incorporation and approve mergers and consolidations involving the incorporation (with certain exceptions), the dissolution of the corporation and the sale, lease or exchange of all or substantially all of the assets of the corporation.

Under the DGCL, if a parent entity owns 90% of the outstanding shares of each class of shares of a subsidiary corporation that otherwise would be entitled to vote on such merger, such corporation may be merged into its parent without the approval of shareholders of either entity.

Rights of Dissenting Shareholders	The concept of dissenting rights does not exist under Dutch law other than in respect of a cross-border merger of JBS N.V. whereby the company acts as disappearing company and merges with and into a company governed by the laws of another EU Member State. Any shareholder of JBS N.V. who voted against such proposal to merge the company is to file a request with JBS N.V. within one month after adoption of the resolution. The shares held by such shareholder and to which the request pertains will be cancelled as per the moment the merger becomes effective. Dutch law as it currently stands provides for the compensation granted to such shareholders to be determined by one or more independent experts.

Under the DGCL, shareholders have appraisal rights in connection with mergers and consolidations, provided the shareholder complies with certain procedural requirements of the DGCL. However, this right to demand appraisal does not apply to shares of any class or series if, at the record date fixed to determine the shareholders entitled to receive notice of and to vote: (i) the shares are listed on a national securities exchange; or (ii) the shares are held of record by more than 2,000 shareholders.

However, even if the target corporation’s shares were listed on a national exchange or held by more than 2,000 holders, when the target shareholders receive consideration of any form other than shares, depository receipts in respect thereof, cash in lieu of fractional shares, or any combination thereof, the right to demand appraisal still applies.

	JBS N.V.	Delaware Entity
Anti-Takeover Measures

Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. Dutch law does not contain anti-takeover measures that are applicable by operation of law.

Our articles of association contain a dual-class share structure that gives greater voting power to the Class B Common Shares owned by our ultimate controlling shareholders (through LuxCo) that, although do not make us immune from takeovers, may delay or prevent a change of control, discourage bids at a premium over the market price of the Class A Common Shares and adversely affect the trading price of the Class A Common Shares and the voting and other rights of the holders of the Class A Common Shares.

Under the DGCL, a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of a corporation not in the usual and regular course of the corporation’s business, or a dissolution of the corporation, is generally required to be approved by the holders of a majority of the shares entitled to vote on the matter, unless the certificate of incorporation provides otherwise.

Under the DGCL, unless required by its certificate of incorporation, mergers in which 20% or less of a corporation’s shares are issued generally do not require shareholder approval. In addition, unless required by its certificate of incorporation, mergers in which one corporation owns 90% or more of each class of shares of a second corporation may be completed without the vote of the second corporation’s board of directors or shareholders. In certain situations, the approval of a business combination may require approval by a certain number of the holders of a class or series of shares.

Variation of Rights Attaching to a Class or Series of Shares	Dutch law provides for different classes of shares with different voting rights or preferred entitlement to profits. However, a class of shares without voting or profit rights is not possible with regard to public limited liability companies such as JBS N.V.	Under the DGCL, Delaware corporations may provide for different rights for its different classes of shares and may provide such information in the corporation’s certificate of incorporation and/or bylaws.

Amendments of Governing Documents	The general meeting of shareholders of JBS N.V. may resolve to amend the JBS N.V. articles of association.	Under the DGCL, after a corporation has received payment for any of its shares, a corporation’s certificate of incorporation may be amended with approval of the board of directors and a majority of the outstanding shares entitled to vote.

Rights Upon Liquidation	The general meeting of shareholders may resolve to dissolve JBS N.V.

Under the DGCL, if a dissolution is initially approved by the board of directors, after the adoption of a resolution to that effect by a majority of the whole board at any meeting called for that purpose, it may be approved by the holders of a majority of the outstanding shares entitled to vote thereon.

Under the DGCL, if the board has not approved a proposal to dissolve, a dissolution must be approved by the written consent of shareholders holding 100% of the total voting power of the corporation.

Enforcement of Civil Liabilities Against Foreign Persons	Judgments in civil and commercial matters obtained from U.S. federal or state courts may be enforced in the Netherlands. However, no assurance can be given that such judgments will be enforceable.	A judgment for the payment of money rendered by a court in the United States based on civil liability generally would be enforceable elsewhere in the United States.